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                                                                  Exhibit (a)(2)


                    [LETTERHEAD OF NEWPOWER HOLDINGS, INC.]

                                                                   March 1, 2002

Dear Stockholder:

     We are pleased to inform you that NewPower Holdings, Inc. ("NewPower") has entered into a merger agreement (the "Merger Agreement") with Centrica plc ("Centrica") pursuant to which an indirect wholly owned subsidiary of Centrica, Windsor Acquisition Corporation ("Windsor"), has commenced a tender offer to purchase all the outstanding shares of NewPower's common stock ("NewPower Common Stock") for $1.05 per share in cash, subject to a possible one-time adjustment in connection with possible movements in commodity prices. The tender offer is conditioned upon, among other things, clearance under applicable antitrust laws, approvals by the Federal Energy Regulatory Commission and certain other regulatory agencies and approval of the bankruptcy court overseeing Enron Corp.'s Chapter 11 bankruptcy proceedings of the settlement of certain liabilities between NewPower and Enron, the termination of certain intercompany agreements and the issuance of an injunction restraining third parties from making claims against NewPower in respect of Enron-related liabilities. The tender offer will be followed by a merger in which each share of NewPower Common Stock not purchased in the tender offer (other than shares held by Parent, Purchaser and their affiliates and, if applicable, dissenting stockholders) will be converted into the right to receive in cash the per share price paid in the tender offer.

     Your Board of Directors has (i) approved and declared advisable the tender offer, the merger and the Merger Agreement, (ii) declared that it is in the best interest of the Company's stockholders that NewPower enter into the Merger Agreement and consummate the tender offer and the merger on the terms and subject to the conditions set forth in the Merger Agreement, (iii) recommended that NewPower stockholders accept the offer, tender their shares pursuant to the tender offer and adopt the Merger Agreement if required by applicable law and
(iv) approved the acquisition of the shares of NewPower Common Stock by Windsor pursuant to the tender offer and the other transactions contemplated by the Merger Agreement.

     In arriving at its recommendations, your Board gave careful consideration to a number of factors that are described in the enclosed
Solicitation/Recommendation Statement on Schedule 14D-9. Please review these factors carefully.

     Also accompanying this letter is a copy of Windsor's Offer to Purchase, dated March 1, 2002, the Letter of Transmittal and related documents. These documents set forth the terms and conditions of the tender offer. We urge you to read each of the enclosed materials carefully.

                                          Very truly yours,

                                          /s/ H. EUGENE LOCKHART
                                          --------------------------------------
                                          H. Eugene Lockhart,
                                          Chairman, President and
                                          Chief Executive Officer